March 13, 2012

VIA FAX & EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actuant Corporation

Comment Letter dated March 6, 2012

Form 10-K for the Fiscal Year ended August 31, 2011

Filed October 28, 2011

File No. 001-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s comments on its review of our Form 10-K for the fiscal year ended August 31, 2011. For your convenience, each of the Staff’s comments has been reprinted below in bold and italics.

Form 10-K for the Fiscal Year Ended August 31, 2011

Note 12 – Income Taxes, page 50

1.	We have read your proposed disclosure in response to comment 2 from our letter dated February 1, 2012. You state that certain charges impact the comparability of your geographic profits and margins. Pre-tax margins were calculated using your proposed and existing Note 12 and 16 disclosures and the factors referenced in your proposed disclosure, however this information does not enable a reader to fully understand why the foreign pre-tax margin substantially exceeds the domestic pre-tax margin. For example, Domestic and International margins (pre-tax income/revenue) for the year ended August 31, 2011 were 6% and 14%, respectively, and your current disclosure does not provide a sufficient explanation of the underlying reasons for the difference in margins. In future filings please include a discussion in MD&A that quantifies and explains to investors the underlying reason for material changes in geographic profits and margins. Refer to Section 501.09.b of the Financial Reporting Codification for guidance.

In future filings we will add discussion in MD&A that quantifies and explains to investors the underlying reason for material changes in geographic profits and margins.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur

Executive Vice President and Chief Financial Officer